EXHIBIT 99.1

Brookfield Infrastructure Completes Offering of $250 Million of 60-Year Subordinated Notes

All amounts in U.S. dollars

BROOKFIELD, News, May 24, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (TSX: BIP.UN; NYSE: BIP) (“Brookfield Infrastructure”) today announced the closing of a public offering of $250 million of fixed rate subordinated notes due May 24, 2081 (the “notes”).

The notes, which have a coupon of 5.00%, will be listed on the New York Stock Exchange under the symbol “BIPH”. Brookfield Infrastructure intends to use the net proceeds of the offering for the redemption of its Class A Preferred Units, Series 5, which are redeemable by Brookfield Infrastructure on September 30, 2021, with the remainder to be used for general corporate purposes.

The notes were issued by Brookfield Infrastructure Finance ULC, an indirect wholly-owned subsidiary of Brookfield Infrastructure, and are guaranteed on a subordinated basis by Brookfield Infrastructure and certain of its other subsidiaries.

BofA Securities, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC acted as joint book-running managers for the offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The securities were not offered or sold, directly or indirectly, in Canada or to any resident of Canada.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $600 billion of assets under management. For more information, go to www.brookfield.com.

Contact information:
Media:	Investors:
Claire Holland	Kate White
Senior Vice President – Communications	Manager, Investor Relations
(416) 369-8236	(416) 956-5183
claire.holland@brookfield.com	kate.white@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release may contain forward-looking statements and information within the meaning of applicable securities laws. The words “will” and “intends”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the offering and the use of proceeds therefrom, including the redemption of Brookfield Infrastructure’s Class A Preferred Units, Series 5. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.